Exhibit 99.1

LakeShore Biopharma Announces Results of Extraordinary General Meeting on Share Consolidation

GAITHERSBURG, Md., Sept. 27, 2024 /PRNewswire/ -- LakeShore Biopharma Co., Ltd (Nasdaq: LSB) (“LakeShore Biopharma” or the “Company”), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced the results of its extraordinary general meeting (the “EGM”) held on September 27, 2024 (Beijing Time) virtually via a Zoom video conference call. The EGM was called as part of the Company’s efforts to regain compliance with the minimum bid price requirement set forth under Nasdaq Listing Rule 5450(a)(1).

The Company’s shareholders voted in favor of each of the following resolutions:

•	With effect from October 1, 2024, to consolidate every 10 (ten) ordinary shares, par value of US$0.00002 each (whether issued or unissued), into 1 (one) ordinary share, par value of US$0.0002 each (the “Share Consolidation”), such that following the Share Consolidation, the authorized share capital of the Company shall be changed

o	FROM US$50,000 divided into 2,500,000,000 ordinary shares of a par value of US$0.00002 each

o	TO US$50,000 divided into 250,000,000 ordinary shares of a par value of US$0.0002 each; and

no fraction of a share shall be issued by virtue of the Share Consolidation, and all fractions of shares resulting from the Share Consolidation will be rounded up to the nearest whole number of shares and each shareholder that would otherwise be so entitled to a fraction of a share shall instead, as a result of the Share Consolidation, be entitled to receive a whole share.

•	With effect immediately following the Share Consolidation, the currently effective amended and restated memorandum and articles of association of the Company (the “M&AA”) be amended and restated by their deletion in their entirety and the substitution in their place of the second amended and restated memorandum and articles of association of the Company (the “Restated M&AA”), in the form attached as Exhibit A to the Notice of EGM.

In addition, it is expected that the Company’s ordinary shares will trade on a split-adjusted basis, beginning at the open of trading on October 4, 2024, Eastern Time. Immediately after the Share Consolidation, each shareholder’s percentage ownership interest in the Company and proportional voting power will remain unchanged, except for minor changes and adjustments that will result from the treatment of fractional shares. Shareholders who are holding their shares in electronic form at brokerage firms do not need to take any action, as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts. The ordinary shares of the Company will continue to be traded on Nasdaq under the symbol “LSB.”

About LakeShore Biopharma

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Coronavirus, Hepatitis B, Influenza, Shingles, and other virus infections. The Company operates in China, the United States, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry. For more information, please visit investor.lakeshorebio.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of LakeShore Biopharma, the development progress of all product candidates, the progress and results of all clinical trials, LakeShore Biopharma’s ability to source and retain talent, and the cash position of LakeShore Biopharma. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “potential,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “goal,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of LakeShore Biopharma’s management and are not predictions of actual performance.

LakeShore Biopharma cannot assure you the forward-looking statements in this press release will be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”), and other risks described in documents subsequently filed or furnished by the Company from time to time with the SEC. There may be additional risks that LakeShore Biopharma does not presently know or that LakeShore Biopharma currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of LakeShore Biopharma as of the date of this press release. Subsequent events and developments may cause those views to change. However, while LakeShore Biopharma may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of LakeShore Biopharma as of any date subsequent to the date of this press release. Except as may be required by law, LakeShore Biopharma does not undertake any duty to update these forward-looking statements.

Investor Relations Contact

Robin Yang
Partner, ICR, LLC
Tel: +1 (212) 537-4035
Email: LakeShoreBiopharma.IR@icrinc.com